EXHIBIT C

CRYOPORT, INC.
CONSOLIDATED BALANCE SHEETS

ASSETS	2007	2006
	(Audited)	(Audited)
Current assets:
Cash	$264,392	$4,723
Accounts receivable, net	10,172	22,306
Inventories	146,008	190,321
Prepaid expenses and other current assets	15,320	9,270
Total current assets	435,892	226,620

Fixed assets, net	38,400	57,520
Intangible assets, net	4,696	9,365
Deferred financing costs, net	4,699	-

	$483,687	$293,505
LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$306,682	$223,070
Accrued expenses	97,227	112,061
Accrued warranty costs	55,407	59,532
Accrued salaries and related	214,537	301,192
Convertible notes payable and accrued interest,
net of discount of $29,638	96,435	-
Current portion of related party notes payable	120,000	45,000
Current portion of note payable	24,000	24,000
Total current liabilities	914,288	764,855

Related party notes and accrued interest payable,
net of current portion	1,623,841	1,643,246
Note payable, net of current portion	35,440	35,440
Note payable to officer, net of current portion	197,950	-

Total liabilities	2,771,519	2,443,541

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value; 100,000,000 shares
authorized; 34,782,029 (2007) and 30,081,696 (2006)
shares issued and outstanding	34,782	30,082
Additional paid-in capital	7,042,536	4,858,773
Accumulated deficit	(9,365,150)	(7,038,891)
Total stockholders’ deficit	(2,287,832)	(2,150,036)

	$483,687	$293,505

See Report of Independent Registered Public Accounting Firm and Accompanying Notes to Consolidated Financial Statements included with the full audited financial statements in the Company’s 10K-SB filing for March 31, 2007 available at the following website location:
www.sec.gov/cgi-bin/browse-edgar?company=Cryoport%2C+Inc.&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany.